UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Aerohive Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007786106

(CUSIP Number)

Katayoun (“Katy”) Motiey

Chief Administrative Officer and Corporate Secretary

Extreme Networks, Inc.

6480 Via del Oro

San Jose, California 95119

(408) 579-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Tad Freese

Mark Bekheit

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

June 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.*

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007786106	SCHEDULE 13D	Page 2 of 12 Pages

1.	Name of Reporting Person Extreme Networks, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock
	8.	Shared Voting Power 4,415,566 shares of Common Stock[1]
	9.	Sole Dispositive Power -0- shares of Common Stock
	10.	Shared Dispositive Power -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,415,566 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%[2]
14.	Type of Reporting Person CO

[1]

Beneficial ownership of the Shares (as defined below) of Aerohive (as defined below) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[2]

The percentage calculation is based on (i) 57,369,022 shares of Common Stock outstanding as of June 21, 2019 (based on the representation by the Issuer in the Merger Agreement (as defined below)), (ii) 2,501,226 shares of Common Stock held by the Supporting Stockholders (as defined below) and (iii) 1,914,340 shares of Common Stock underlying stock options that are held by the Supporting Stockholders that are exercisable as of June 21, 2019 or will become exercisable within 60 days thereafter.

CUSIP No. 007786106	SCHEDULE 13D	Page 3 of 12 Pages

1.	Name of Reporting Person Clover Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock
	8.	Shared Voting Power 4,415,566 shares of Common Stock[3]
	9.	Sole Dispositive Power -0- shares of Common Stock
	10.	Shared Dispositive Power -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,415,566 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%[4]
14.	Type of Reporting Person CO

[3]	See Footnote 1 above.
[4]	See Footnote 2 above.

CUSIP No. 007786106	SCHEDULE 13D	Page 4 of 12 Pages

Item 1.	Security and Aerohive.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Shares”), of Aerohive Networks, Inc., a Delaware corporation (“Aerohive”). Aerohive’s principal executive offices are located at 1011 McCarthy Boulevard, Milpitas, California 95035.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Extreme Networks, Inc. (“Extreme”), and Clover Merger Sub, Inc. (the “Purchaser,” and together with Extreme, the “Reporting Persons”), a wholly-owned subsidiary of Extreme.

Extreme was incorporated in Delaware in 1999. Extreme has its principal executive offices at 6480 Via Del Oro, San Jose, California 95119.

Extreme is a leader in providing software-driven networking solutions for enterprise customers. Providing a combined end-to-end solution from the data center to the access point, Extreme designs and develops wired and wireless network infrastructure equipment and develops the software for network management, policy, analytics, security and access controls. Extreme strives to help its customers and partners Connect Beyond the Network by building world-class software and network infrastructure solutions that solve the wide range of problems faced by information technology departments.

The Purchaser was incorporated in Delaware in 2019 for the sole purposes of entering into the Merger Agreement and the Support Agreement (each as defined below) and consummating the transactions contemplated thereby, including making the Offer (as defined in Item 3), and has not carried on any activities to date other than those incident to its formation, entering into such agreements and the commencement of the Offer. The Purchaser has its principal executive offices at 6480 Via Del Oro, San Jose, California 95119.

During the last five years, neither the Purchaser nor Extreme nor, to the knowledge of the Purchaser or Extreme, any of the persons listed in Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, principal occupation or employment, and business address of each of the directors and executive officers of the Purchaser and Extreme are set forth in Schedule A hereto.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2.

CUSIP No. 007786106	SCHEDULE 13D	Page 5 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below), described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference), and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger Agreement (as defined below) is approximately $272 million, including related fees and expenses. The Reporting Persons expect to fund these payments through a combination of available cash and committed debt financing, pursuant to a commitment letter (the “Debt Commitment Letter”) entered into by and among Extreme and Bank of Montreal and BMO Capital Markets Corp. (collectively, “BMO”) on June 26, 2019. The obligation of BMO to provide financing is subject to customary conditions. The above description of the Debt Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Debt Commitment Letter, the terms of which are incorporated herein by reference to Exhibit 10.1.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

On June 26, 2019, Extreme, the Purchaser and Aerohive entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, the Purchaser will commence a tender offer (the “Offer”) to purchase all the outstanding Shares at a price of $4.45 (the “Offer Price”), in cash, without interest, subject to any withholding of taxes, on the terms and subject to the conditions set forth in the Merger Agreement.

The Purchaser will commence the Offer as promptly as reasonably practicable (and in any event within fifteen (15) business days from the date of the Merger Agreement). The Offer will expire at midnight (New York City time) at the end of the day on the date that is twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer, unless extended in accordance with the terms of the Merger Agreement, including as required by the applicable rules and regulations of the United States Securities and Exchange Commission. Completion of the Offer is subject to several conditions, including: (i) there being validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares (if any) then owned by Extreme or any of its wholly-owned subsidiaries represents at least a majority of the Shares then outstanding (determined in accordance with the Merger Agreement) and no less than a majority of the voting power of the Shares then outstanding (determined in accordance with the Merger Agreement), (ii) the expiration or early termination of any applicable waiting period or receipt of required clearance, consent authorization or approval relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the German Act against Restraints of Competition, as amended, and (iii) certain other customary conditions set forth on Annex I of the Merger Agreement.

CUSIP No. 007786106	SCHEDULE 13D	Page 6 of 12 Pages

As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will merge with and into Aerohive, with Aerohive surviving as a wholly-owned subsidiary of Extreme, pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder approval required to consummate the Merger (the “Merger”). Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than any Shares (i) that are owned by or held in the treasury of Aerohive, or owned by Extreme or any direct or indirect wholly-owned Subsidiaries of Extreme or Aerohive or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 of the General Corporation Law of the State of Delaware, will be automatically converted into the right to receive an amount in cash equal to the Offer Price without interest and subject to any applicable withholding taxes.

As a result of the Merger, Aerohive’s outstanding equity awards will be treated as follows:

•

each option to purchase Shares (an “Aerohive Option”) that is outstanding and unexercised as of immediately prior to the Effective Time with an exercise price that is less than the Offer Price (such difference, the “spread value”) that is outstanding and unvested immediately prior to the Effective Time and is held by a continuing employee or service provider of Aerohive will be assumed by Extreme and converted automatically at the Effective Time into an option to purchase common stock of Extreme having substantially the same terms and conditions as the Aerohive Option (each, an “Assumed Option”), except that both the number of shares underlying the Assumed Option and the exercise price of the Assumed Option will be adjusted to preserve the aggregate spread value of the Assumed Option, calculated using an exchange ratio that values each Share at the Offer Price and values each share of Extreme common stock based on the volume-weighted average trading price of such shares over the ten consecutive trading days ending on the third trading day before the Closing Date, as set forth in the Merger Agreement (such ratio, the “Exchange Ratio”);

•

each award of Aerohive restricted stock units (an “Aerohive RSU Award”) that is outstanding and unvested immediately prior to the Effective Time and is held by a continuing employee or service provider of Aerohive will be assumed by Extreme and converted automatically at the Effective Time into an award restricted stock units covering common stock of Extreme having substantially the same terms and conditions as the Aerohive RSU Award (each, an “Assumed RSU Award”), except that the number of shares underlying the Assumed RSU Award will be adjusted to maintain the aggregate value of the Assumed RSU, calculated based on the Exchange Ratio; and

•

each Aerohive Option and Aerohive RSU Award that does not constitute an Assumed Option or an Assumed RSU will be cancelled and converted automatically at the Effective Time into the right to receive an amount in cash, if any, equal to the spread value of any vested Aerohive Options and the value of any vested Aerohive RSU Awards (including any performance-based restricted stock units and after giving effect to any accelerated vesting in connection with the Mergers).

CUSIP No. 007786106	SCHEDULE 13D	Page 7 of 12 Pages

Extreme, the Purchaser and Aerohive have made customary representations, warranties and covenants in the Merger Agreement, including using reasonable best efforts to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable. Aerohive has agreed to (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, including not taking certain specified actions, prior to consummation of the Merger, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of Aerohive (other than terminations for cause) and (iii) use its commercially reasonable efforts to preserve intact its business organization, the value of its assets, present relationships and goodwill with governmental authorities. Furthermore, Aerohive has agreed not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information in a manner that would reasonably be expected to lead to a competing proposal or competing inquiry) any competing proposal or competing inquiry, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information or afford to any other Person access to the business, properties, assets, books, records or any personnel of Aerohive or its subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating, a competing proposal or competing inquiry, (iii) approve, endorse, recommend, execute or enter into any term sheet, letter of intent, acquisition agreement or similar contract (other than an acceptable confidentiality agreement) with respect to any competing proposal or (iv) certain other restrictions set forth in the Merger Agreement. Subject to the satisfaction of certain conditions, Aerohive and its board of directors, as applicable, are permitted to take certain actions which may, as more fully described in the Merger Agreement, include changing the recommendation of the board of directors of Aerohive following receipt of an unsolicited proposal, if the board of directors of Aerohive concludes in good faith, after consultation with Aerohive’s independent financial advisors and outside legal counsel, that such unsolicited proposal constitutes a superior proposal and that the failure to enter into such definitive agreement would be reasonably likely to result in a breach of its fiduciary duties under applicable law.

On June 26, 2019, in connection with the Merger Agreement, Extreme and the Purchaser entered into Tender and Support Agreement (the “Support Agreement”) with each of the members of the board of directors of Aerohive (together, the “Supporting Stockholders”). As a result of the Support Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Shares which are subject to this Schedule 13D. None of the Reporting Persons has paid to the Supporting Stockholders any funds in execution of the Support Agreement. The Support Agreement was entered into concurrently with the execution and delivery of, and as a condition to the willingness of Extreme and Purchaser to enter into the Merger Agreement.

Pursuant to the terms of the Support Agreement, each Supporting Stockholder has agreed to validly tender or cause to be tendered in the Offer all of such Supporting Stockholder’s Shares owned by them as of the date of the Support Agreement or acquired by them after such date

CUSIP No. 007786106	SCHEDULE 13D	Page 8 of 12 Pages

(collectively, the “Subject Shares”) free and clear of all encumbrances other than permitted encumbrances and no later than ten (10) business days after the commencement of the Offer. Each Supporting Stockholder has agreed that, once such Supporting Stockholder’s Subject Shares are tendered, such Supporting Stockholder shall not withdraw or cause to be withdrawn any of such Subject Shares from the Offer, unless and until the Merger Agreement shall have been terminated.

The Supporting Stockholders have also agreed that at any meeting of the holders of Shares held while the Support Agreement is in effect, the Supporting Stockholders will vote their Subject Shares (i) in favor of (A) approval and adoption of the Merger Agreement and the transactions contemplated thereunder and (B) approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement, (ii) against any action or agreement which would reasonably be expected to impede, delay, postpone, interfere with, nullify or prevent, in each case in any material respect the Offer or the Merger, including but not limited to, (A) any other extraordinary corporate transaction, (B) any competing proposal and any action in furtherance of any competing proposal, (C) any amendment to the certificate of incorporation or bylaws of Aerohive, (D) any material change to the capitalization of Aerohive, (E) any change in a majority of the members of Aerohive Board of Directors or (F) any action, proposal, transaction or agreement that would reasonably be expected to result in the occurrence of any condition set forth in Annex I to the Merger Agreement or result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under this Agreement. In furtherance of the Supporting Stockholders’ covenants under the Support Agreement, the Supporting Stockholders agreed to appoint Extreme as their attorney-in-fact and proxy to attend all meetings of the holder of Shares and to vote their Subject Shares in connection with the actions described in the immediately preceding sentence.

The Support Agreement limits the ability of the Supporting Stockholders to sell or otherwise transfer any equity interests in Aerohive, including the Subject Shares or to grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Supporting Stockholder’s Subject Shares. However, a Supporting Stockholder may transfer its Subject Shares as Extreme may agree in writing in its sole discretion.

The Support Agreement will terminate automatically, without any notice or action, upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms (b) the Effective Time, (c) the entry, without the prior written consent of the Supporting Stockholders, into any amendment, waiver or modification to the Merger Agreement or the terms of, or conditions to, the Offer, that could or does (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration), or (iii) otherwise amend the Offer in any manner that is adverse to the Supporting Stockholders, or (d) the mutual written consent of Extreme and the Supporting Stockholders.

Based upon information provided by Aerohive and the Supporting Stockholders, excluding options to purchase Shares, the Supporting Stockholders beneficially owned, in the aggregate 2,501,226 Shares (representing approximately 4.4% of all outstanding Shares) as of June 21, 2019. Including 1,914,340 options to purchase Shares exercisable on June 21, 2019 or becoming exercisable within 60 days thereafter, the Supporting Stockholders beneficially owned, in the aggregate, 4,415,566 Shares (representing approximately 7.7% of all outstanding Shares after giving effect to the exercise of such options) as of June 21, 2019.

CUSIP No. 007786106	SCHEDULE 13D	Page 9 of 12 Pages

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, Aerohive while allowing Aerohive’s stockholders an opportunity to receive the Offer Price by tendering their Shares in the Offer. After the consummation of the Offer, Extreme and the Purchaser intend to consummate the Merger as soon as practicable, subject to the satisfaction or waiver of certain conditions. At the Effective Time, (i) the certificate of incorporation of Aerohive will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Aerohive will be amended and restated as set forth in an exhibit to the Merger Agreement and (iii) the directors and officers of the Purchaser immediately prior to the Effective Time will be the initial directors and officers of Aerohive.

Following the Merger, the Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Shares and the registration of the Shares under the Exchange Act will be terminated.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Support Agreement is qualified in its entirety by reference to the full texts of these agreements, the terms of which are incorporated herein by reference to Exhibit 2.1 and Exhibit 99.1.

Except as described above, Extreme and the Purchaser do not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of this Item 4.

About the Tender Offer

The Offer for the outstanding Shares has not yet commenced. The foregoing is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of Aerohive’s common stock. The Offer for the outstanding shares of Aerohive’s common stock described herein has not yet commenced. At the time the Offer is commenced, the Reporting Parties will file a tender offer statement on Schedule TO with the SEC, and Aerohive will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended from time to time, will contain important information that should be read carefully by Aerohive’s stockholders before any decision is made with respect to the Offer. Those materials will be made available to Aerohive’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

CUSIP No. 007786106	SCHEDULE 13D	Page 10 of 12 Pages

AEROHIVE’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Item 5.	Interest in the Securities of the Issuer.

(a)—(b) Other than those Shares that may be deemed to be beneficially owned by operation of the Support Agreement, the Reporting Persons do not beneficially own any Shares. As a result of the Support Agreement, the Reporting Persons may be deemed to possess shared voting power to vote up to 4,415,566 Shares with respect to certain matters described in Item 4 above, and thus, each Reporting Person may be deemed to be the beneficial owner of up to 4,415,566 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 7.7% of the outstanding Shares as of June 21, 2019 (after taking into account the exercise of options to purchase 1,914,340 Shares held by the Supporting Stockholders that are exercisable within 60 days of June 21, 2019).

The Reporting Persons (i) are not entitled to any rights as a stockholder of Aerohive as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement and (ii) disclaim all beneficial ownership of such Shares as permitted by Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(a)–(b), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any Shares.

(c) Except as described in this Schedule 13D, there have been no transactions in Shares effected by any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person named in Schedule A, during the past 60 days.

(d) Other than the Supporting Stockholders, to the knowledge of the Reporting Persons, none of the Reporting Persons nor any person named in Schedule A, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Aerohive.

The information set forth under Item 3, Item 4 and Item 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Except for the Merger Agreement and the Support Agreement (and to the knowledge of the persons listed in Schedule A) (a) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any person listed in Schedule A or between such persons and any other person with respect to any securities of Aerohive, including but not limited

CUSIP No. 007786106	SCHEDULE 13D	Page 11 of 12 Pages

to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (b) none of the Shares are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the Shares.

CUSIP No. 007786106	SCHEDULE 13D	Page 12 of 12 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated June 26, 2019, by and among Extreme Networks, Inc., Clover Merger Sub, Inc. and Aerohive Networks, Inc. (incorporated by reference to Exhibit 2.1 of Schedule 8-K filed June 26, 2019)

10.1	Debt Commitment Letter, dated June 26, 2019, between Bank of Montreal and Extreme Networks, Inc. (incorporated by reference to Exhibit 10.1 of Schedule 8-K filed June 26, 2019)

99.1	Tender and Support Agreement, dated June 26, 2019, by and among Extreme Networks, Inc., Clover Merger Sub, Inc. and certain stockholders of Aerohive Networks, Inc. (incorporated by reference to Exhibit 99.1 of Schedule 8-K filed June 26, 2019)

99.2	Joint Filing Agreement, dated June 26, 2019, between Extreme Networks, Inc. and Clover Merger Sub, Inc.

*

Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Extreme will furnish copies of any such schedules and exhibits to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 5, 2019

EXTREME NETWORKS, INC.

By:	/s/ Katayoun (“Katy”) Motiey

Name:	Katayoun (“Katy”) Motiey
Its:	Chief Administrative Officer and Corporate
Secretary

CLOVER MERGER SUB, INC.

By:	/s/ Katayoun (“Katy”) Motiey

Name:	Katayoun (“Katy”) Motiey
Its:	President and Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND EXTREME

Directors and Executive Officers of Extreme. The name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each director and executive officer of Extreme. Unless otherwise indicated, the principal business and business address of each such director and executive officer is: c/o Extreme Networks, Inc., 6480 Via del Oro San Jose, California 95119. Unless otherwise indicated, each occupation set forth opposition an individual’s name refers to the employment with Extreme. All directors and executive officers listed below are citizens of the United States with the exception of Remi Thomas.

Name	Present Principal Occupation or Employment
Edward B. Meyercord	Director, President, and Chief Executive Officer of Extreme Networks, Inc.

Benjamin Drew Davies	Executive Vice President of Extreme Networks, Inc.

Robert Gault	Executive Vice President, Chief Revenue and Services Officer of Extreme Networks, Inc.

Remi Thomas	Executive Vice President, Chief Financial Officer of Extreme Networks, Inc.

John C. Shoemaker	Director and Chairman of the Board of Extreme Networks, Inc.

Charles P. Carinalli	Director of Extreme Networks, Inc. Principal of Carinalli Ventures, 20445 Via Volante, Sunnyvale, California 95014

Kathleen M. Holmgren	Director of Extreme Networks, Inc. Principal at Sage Advice Partners

Raj Khanna	Director of Extreme Networks, Inc. Independent Consultant

Edward H. Kennedy	Director of Extreme Networks, Inc. Chief Executive Officer of Cenx, Inc., 5 Marine View Plaza, Suite 218, Hoboken, New Jersey 07030

Directors and Executive Officers of the Purchaser. The name and position with the Purchaser of each director and executive officer of the Purchaser is set forth below. Unless otherwise indicated, the business address of each such director and executive officer is: 6480 Via del Oro San Jose, California 95119. All directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment
Katayoun (“Katy”) Motiey	Director, President and Chief Executive Officer, Treasurer of Clover Merger Sub, Inc. Chief Administrative Officer, General Counsel and Corporate Secretary of Extreme Networks, Inc.

Meena Elliott	Director and Secretary of Clover Merger Sub, Inc. Deputy General Counsel of Extreme Networks, Inc.